ELECTRAMECCANICA VEHICLES CORP.

102 East 1st Avenue
Vancouver, British Columbia, Canada, V5T 1A4

November 26, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Electrameccanica Vehicles Corp. (the “Company”)
File No. 333-222814
Post-Effective Amendment No. 2 to Registration Statement on Form F-1

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Post-Effective Amendment No. 2 to Registration Statement so that such Post-Effective Amendment No. 2 to the Registration Statement will become effective as of 9:00am Eastern Time on Monday, December 2, 2019, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare Post-Effective Amendment No. 2 to the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Post-Effective Amendment No. 2 to Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring Post-Effective Amendment No. 2 to the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in Post-Effective Amendment No. 2 to the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ELECTRAMECCANICA VEHICLES CORP.

By:	/s/Bal Bhullar
Name:	Bal Bhullar
Title:	Chief Financial Officer